

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 2016

Via E-Mail
Mr. E. Robinson McGraw
Chairman of the Board, President and Chief Executive Officer
Renasant Corporation
209 Troy Street
Tupelo, MS 38804-4827

    Re: Renasant Corporation
           Registration Statement on Form S-4
           Filed December 24, 2015
           File No. 333-208753

Dear Mr. McGraw:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation to BSP, page 41

1.   As required by Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A, please revise your disclosure to quantify the fee KeyWorth Bank paid to BSP when it rendered its fairness opinion, as well as describe the contingent nature and the amount of the fees to be paid to BSP upon the closing of the merger transaction. To the extent known, please disclose the amount of the fees paid by KeyWorth Bank to PBS during the past two years for its services as KeyWorth's financial advisor.

Opinion of BSP Securities, LLC, Annex B

2.   Please have BSP revise its fairness opinion to delete the limitation on reliance in the second to last sentence in the penultimate paragraph on page B-3 of the opinion.

Employment Agreement with Renasant, page 44

3.   Please file as exhibits the employment agreements with Messrs. Pope and Stevens, KeyWorth Bank's current Chief Executive Officer and President and Chief Operating Officer, respectively, or otherwise tell us why you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Mark W. Jeanfreau, Esquire (via e-mail)